Exhibit 2.3*

MEMBERSHIP INTEREST PURCHASE AGREEMENT

          This Membership Interest Purchase Agreement (“Agreement”) is made and entered into this ___ day of August, 2007, by Artisanal Cheese, LLC, a New York limited liability company (the “Company”), all of the members of the Company, being Terrance Brennan and Marvin Numeroff (“Selling Members” and, together with the Company, “Sellers”), and AHF Acquisition Corporation, a New York corporation (the “Purchaser”).

W I T N E S S E T H:

          WHEREAS, the Company is engaged in the business of aging (affinage), distributing and selling various specialty cheese and related food products and accessories (the “Business”); and

          WHEREAS, Purchaser desires to purchase from Selling Members, and Selling Members desire to sell, assign, transfer and deliver to Purchaser, 100% of the membership interests of the Company, all of which shall be undertaken pursuant to the terms and subject to the conditions set forth in this Agreement.

          NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I
DEFINITIONS

(a)	The following terms, as used herein, have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such other Person.

“Business Day” means any day except a Saturday, Sunday or other day which commercial banks located in New York City are closed.

“Closing Day Balance Sheet” means the management-prepared, projected balance sheet of the Company as of the Closing Date, determined consistently with the historical practices of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

          “Fraud” shall mean the representation as to a material fact known to be false by the party making the representation, or the intentional omission by a party of a material fact which is necessary to make any representation of a material fact made by such party not misleading, when such representation is made or fact is omitted with scienter and for the purpose of inducing the other party to act and the other party does act to his, her or its detriment in reliance upon the representation made.

“Knowledge” means (i) with respect to an individual, the actual knowledge of such individual, and (ii) with respect to the Company, within the actual knowledge of Terrance Brennan and Marvin Numeroff.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or other similar encumbrance with respect to such property or asset.

          “Permitted Lien” means (i) any Lien for which the underlying liability is disclosed on the Financial Statements, (ii) any Lien for taxes not yet due or being contested in good faith, or (iii) any Lien which does not materially detract from the value or materially interfere with the use of any asset as currently used in the Business.

          “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

          “Tax or Taxes” means all taxes, fees or assessments in the nature of taxes of Sellers, including, without limitation, all federal, state, county and local income, unemployment, ad valorem, excise, sales, use and gross receipts taxes, together with any interest and penalties thereon imposed by any Taxing Authority.

“Taxing Authority” means any governmental authority (domestic or foreign) responsible for the imposition of any Tax.

(b)	Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Artisanal Brand	6.04
Brennan Non-Competition Agreement	2.01(E)
Closing	10.01
Closing Date	10.01
Consulting Agreement	10.02(e)
Contracts	3.08
ERISA	3.11(a)
Environmental Laws	3.12(a)
Excluded Assets	2.06
Financial Statements	3.02
Improper Claim	7.03(a)(ii)(C)
Indemnifying Party	7.03(b)
Indemnified Party	7.03(b)
Leased Equipment	2.05
Leased Space	2.04
Material Adverse Effect	3.03(a)
Minimum Net Working Capital	2.03
Net Debt	2.01(B)
Non-Tendering Party	7.03(a)
Note	2.02
Numeroff Non-Competition Agreement	2.01(F)
Personal Claim	7.03
Personal Guaranty	2.02
Preferred Vendor Agreement	2.01 (c)(i)
Product Development Agreement	2.01 (c)(ii)
Proper Claim	7.03(a)(i)
Proprietary Rights	2.05
Purchase Price	2.02
Purchased Interests	2.01(A)
Purchaser’s Indemnitees	7.01
Purchaser’s Losses	7.01
Restaurant Notes	2.01(B)
Security Agreement	2.02
Sellers’ Employee Plans	3.11(a)
Sellers’ Indemnitees	7.02
SM Restaurants	2.01(B)
Sublease	2.04
TB Management Fee	2.01(B)
Tendering Party	7.03(a)
Third-Party Claim	7.03
Trademark License Agreement	2.01(D)
Transition Services Agreement	2.05

ARTICLE II
PURCHASE OF MEMBERSHIP INTERESTS

2.04	Equity Purchased Interests and Debt Assumption. On the terms and subject to the conditions set forth in this Agreement;

B.

Selling Members agree to sell, assign, transfer and deliver to Purchaser, and Purchaser agrees to purchase, accept and acquire from Selling Members, on the Closing Date, all of Selling Members’ right, title and interest in one hundred percent (100%) of the issued and outstanding membership interests of the Company, on a fully diluted basis (the “Purchased Interests”). The Purchased Interests shall be transferred to the Purchaser at the Closing free and clear of all encumbrances other than Permitted Liens;

C.

The Purchaser shall be obligated to assume no greater than One Million Dollars ($1,000,000) of the Company’s net debt (“Net Debt”), being all liabilities stated on the Closing Day Balance Sheet of the Company, less: (i) debt obligations owed to the restaurants Artisanal Fromagerie & Bistro, LLC and 35 West 64th Restaurant Associates, L.P. which are affiliated with Selling Members (the “SM Restaurants”), in the amount of no greater than Six Hundred Thirty-Five Thousand Dollars ($635,000) (the “Restaurant Notes”), and (ii) an accrued outstanding and unpaid management fee (the “TB Management Fee”);

D.

The SM Restaurants and the Company shall enter into: (i) a five (5) year preferred vendor agreement commencing on the Closing Date (the “Preferred Vendor Agreement”), in the form of Exhibit 2.01(C)(i) hereto, and (ii) a five (5) year Product Development Agreement commencing on the Closing Date (the “Product Development Agreement”), in the form of Exhibit 2.01(C)(ii) hereto;

E.

The Company, Purchaser, and SM Restaurants shall enter into a trademark license agreement in the form of Exhibit 2.01(E) hereto (the “Trademark License Agreement”) whereby the Company and Purchaser shall grant the SM Restaurants a royalty-free, exclusive, worldwide, assignable, irrevocable license in perpetuity to use the tradename “Artisanal Fromagerie & Bistro” and the derivative logo (consisting of an oval design with four stylized sheep seated in front of a barn and the words “Artisanal Fromagerie • Bistro • Wine Bar”) in connection with the operation of, including but not limited to the marking, distribution and sale of cheese, cheese products, and other food products from, the SM Restaurants or any restaurant or retail store location owned or controlled by the SM Restaurants or the Selling Members or their Affiliates. In addition, the Trademark License Agreement shall provide Terrance Brennan with the right to purchase the tradenames described above for nominal consideration upon certain triggering events as set forth in the Trademark License Agreement.

F.	Terrance Brennan shall execute in favor of the Company a five (5) year non-competition agreement (the “Brennan Non-Competition Agreement”), in the form of Exhibit 2.01(F) hereto.

G.	Marvin Numeroff shall execute in favor of the Company a five (5) year non-competition agreement (the “Numeroff Non-Competition Agreement”), in the form of Exhibit 2.01(G) hereto.

H.

In consideration for a credit to Artisanal Fromagerie & Bistro, LLC of Two Hundred Thirty Thousand Dollars ($230,000) under the Preferred Vendor Agreement, the loan to the Company from Marvin Numeroff, with an outstanding balance of the same amount and commonly referred to on the books of the Company as the “Chase Loan”, shall be paid off in full at Closing with Purchase Price proceeds received by the Sellers.

2.05

Purchase Price. The purchase price for the Purchased Interests shall be Four Million Four Hundred Thousand Dollars ($4,400,000) (the “Purchase Price”), which shall be comprised of the following components:

A.

Cash in the amount of Three Million One Hundred Forty-Five Thousand Dollars ($3,145,000), plus One Hundred Sixty-Seven Thousand Nine Hundred Three and 00/100 Dollars ($167,903.00), representing the amount of the Section 2.03 Purchase Price Adjustment, less Two Hundred Sixty-Two Thousand Nine Hundred Three and 00/100 Dollars ($262,903.00), representing accounts receivable older that sixty (60) days owed to the Company by the SM Restaurants, less One Hundred Thousand and 00/100 Dollars ($100,000), representing the sum of standstill extension deposit payments previously made by Purchaser as set forth in Subsection E below;

B.	Five Hundred Twenty Thousand Dollars ($520,000) payable in consideration of the Brennan Non-Competition Agreement, as follows:

(i) Cash in the amount of One Hundred Fifty Thousand Dollars ($150,000); and

(ii)     A promissory note from the Company for the benefit of Terrance Brennan in the amount of Three Hundred Seventy Thousand ($370,000) Dollars. The outstanding balance of this note may, at any time and at the sole discretion of Terrance Brennan, be converted into shares of common stock of the Purchaser at $1.00 per share. This note shall be payable in equal monthly installments over a three (3) year term and shall bear interest at five percent (5%) per annum, in the form of Exhibit 2.02-B hereto.

C.

A promissory note from the Company for the benefit of Marvin Numeroff in the amount of One Hundred Thirty Thousand Dollars ($130,000), payable in consideration of the Numeroff Non-Competition Agreement. This note shall be payable in equal monthly installments over a three (3) year term and shall bear interest at five percent (5%) per annum, in the form of Exhibit 2.02-C hereto.

D.

A bridge promissory note from the Company for the benefit of Terrance Brennan in the amount of Seven Hundred Thousand Dollars ($700,000). This note shall be payable in full ninety (90) days after Closing, in the form of Exhibit 2.02-D hereto.

E.	Standstill extension deposit payments in the amount of One Hundred Thousand and 00/100 Dollars ($100,000), as previously made by Purchaser.

Each promissory note referred to above for the benefit of Terrance Brennan and Marvin Numeroff shall be referred to as a “Note” and collectively the “Notes”. The Notes shall be secured by a first priority security interest in all assets of the Company pursuant to a Security Agreement dated as of the date hereof by and between the Company and each Selling Member (the “Security Agreement”) in the form attached hereto as Exhibit 2.02-1. In addition, the Note referenced in Subsection D above shall be secured by a personal guaranty from Daniel Dowe in the form of the Guaranty Agreement (the “Guaranty Agreement”) attached hereto as Exhibit 2.02-1. Following the Closing, the Company intends to secure asset-based debt financing. Except for the Note referenced in Subsection D above and as otherwise provided in the Notes, the Selling Members agree to subordinate their security interests on those assets reasonably required to secure such asset-based debt financing, pursuant to subordination and intercreditor agreement(s) to be mutually agreed upon by the parties.

Unless otherwise noted, the full amount of the cash component of the Purchase Price shall be paid at Closing to the Gibbons P.C. trust account by wire transfer of immediately available funds for the benefit of the Selling Members.

2.06

Purchase Price Adjustment. As provided below, the Purchase Price shall be adjusted by the “Minimum Net Working Capital” as of April 30, 2007, which means: (A) the current assets of the Company, less (B) current liabilities of the Company, excluding the Restaurant Notes and the TB Management Fee, calculated consistently with the historical practices of the Company, whereby the difference of subsections A and B shall not be less than two hundred and fifty thousand dollars ($250,000). Such difference is agreed by the parties to be One Hundred Sixty-Seven Thousand Nine Hundred Three and 00/100 Dollars ($167,903.00), which shall be added to the required cash payment amount set forth in Section 2.02(A).

2.07

Exclusive Use of Premises; Sublease. The Company is a party to a property lease for the offices, production and storage facilities currently occupied by the Company at 500 West 37th Street, New York, New York 10018 (“Leased Space”) pursuant to a lease agreement with 500 West 37th Street Company, LLC. The Company shall enter into a five (5) year sublease arrangement with Terrance Brennan, or his designee, to occupy the same exact office space currently used by him and his administrative assistant personally, along with one additional office located at the second floor entrance of the Leased Space in consideration for a one-time aggregate sublease rental payment of Ten ($10.00) Dollars (hereinafter the “Sublease”).

2.08

Exclusive Ownership of Transferred Assets. It is specifically understood that the Purchaser’s purchase of the Purchased Interests shall include: (1) the lease relating to the Leased Space, (2) all the Company’s industrial equipment, vehicles, office equipment, office furnishings and supplies all being located at the Leased Space or used in the Business, all of the rights arising out of the tenancy rights of the Leased Space, including all subleases; (3) all rights of the Company to and under any and all open orders at Closing and all future customer purchase orders that are related to the Business; (4) all rights of the Company with respect to all patents, patent applications, tradenames, trademarks, copyrights, copyright applications and logos as listed on Schedule 2.05 (“Proprietary Rights”); (5) all customer lists, credit files of customers and supplier and vendor files used by the Company in connection with the Business; (6) all merchandising items and promotional aids of the Company, (7) the website www.artisanalcheese.com, and (8) the email address name of @artisanalcheese.com. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any license, certificate, approval, authorization, agreement, contract, lease or other commitment included in the Purchased Assets if (x) an attempted assignment thereof without the consent of a third party thereto, or notice to a third-party thereof, would constitute a breach thereof, (y) such consent has not been obtained or such notice has not been given, and (z) such third party objects to the assignment.

Schedule 2.05 sets forth a detailed listing of all equipment, vehicles or other fixed assets used in the ordinary course of the Business that are subject to a lease with a third-party leasing company (the “Leased Equipment”) and an allocation of the cost of any such leased equipment between the Company and any other entities controlled by the Sellers’ based on each party’s respective use of the Leased Equipment. The Lease Equipment will remain in the name of the current lessee with the applicable party using the Leased Equipment being responsible for paying its direction portion of the Lease to the lessee of record within the time period required under the respective lease(s) in accordance with a Transition Services Agreement dated as of the date hereof by and between Artisanal Group, LLC and the Company (“Transition Services Agreement”), in the form of Exhibit 2.05 hereto.

2.09

Excluded Affiliated Business/Assets. It is expressly understood and agreed by the parties hereto that the following assets of Sellers, the Business and/or the SM Restaurants are specifically excluded and excepted from this Agreement and shall at all times remain the property of Sellers or the SM Restaurants, as applicable (collectively, “Excluded Assets”): (i) Ownership of the SM Restaurants, and (ii) the marks “Artisanal Café”, “Artisanal Table”, “Artisanal Bistro”, “Artisanal Pizzeria”, “Artisanal Pizzeria and Wine Bar”, “Artisanal Pizzeria and Tapas Bar” and “Artisanal Bistro and Wine Bar”.

2.07

Purchase Price Allocation. The parties agree to allocate the Purchase Price among the indirectly acquired assets within the Company for all purposes (including financial accounting and Tax purposes) in accordance with the allocation schedule attached hereto as Exhibit 2.07(a) and the completed IRS Form 8594 attached hereto as Exhibit 2.07(b). For all purposes of federal income tax law and related reporting purposes including pursuant to Code Sections 741 and 751 and Treas. Reg. §1.751-1, the parties shall treat (i) $960,000 of the Purchase Price (including a portion of assumed liabilities) as allocable to Section 751 assets (unrealized receivables and inventory items as defined under Code Section 751), and (ii) $3,440,000 of the Purchase Price (including a portion of assumed liabilities) as allocable to capital assets (Section 741 assets) consisting of a pro rata share of the Company’s interests in intangible assets amortizable under Code Section 197, including customer lists and customer base. The Company also shall file a copy of IRS Form 8308 as completed in the form presented as Exhibit 2.07(c) with its 2007 federal income tax return (IRS Form 1065).

2.08

Excluded Liabilities. At the Closing, and thereafter, it is acknowledged and agreed that Purchaser shall not assume or be responsible for any of the following liabilities that pre-dated the Closing, (A) claims of losses or damages or set offs, of whatever kind, asserted by Selling Members or the SM Restaurants for any acts or omissions occurring prior to the Closing Date, (B) any liabilities owed to a Selling Shareholders other than the Restaurant Notes, which paid or offset at Closing as provided herein, (C) any liabilities of the Business as reflected on the Closing Day Balance Sheet in excess of one million dollars ($1,000,000), excluding the Restaurant Notes and the TB Management Fee, or (D) corporate income taxes of the Company which have accrued prior to the Closing Date and are unpaid at the Closing. In addition, Purchaser shall not assume any responsibility for pre-Closing obligations or commitments to the Selling Shareholders personally, or as owners and agents of the Company (such as accrued management fees), other than the following: (i) indemnification for third party claims generally available to officers, managers or members under the Company’s Operating Agreement or applicable law, or (ii) obligations arising under this Agreement or the other documents delivered in connection with the transactions contemplated by this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers hereby severally represent and warrant to Purchaser the following:

3.01	Organization, Standing and Authority of the Company.

	(a)	The Company is a limited liability company validly existing and in good standing under the laws of the State of New York. The Company has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

The execution and delivery of this Agreement by the Company along with the performance by the Company of the transactions contemplated herein have been duly authorized by all necessary corporate action on the part of the Company. This Agreement and all documents required to be executed and delivered by the Company hereunder constitute the legal, valid and binding obligations of the Company and are enforceable against the Company in accordance with their terms.

3.02

Financial Information. The financial statements for the twelve month periods ending on December 31, 2004, 2005, and 2006 are attached hereto as Schedule 3.02 (the “Financial Statements”) and were presented to the Purchaser as a basis to value the Company and determine the Purchase Price. The Financial Statements were prepared from the Company’s internal accounting records and were prepared in conformity with the Company’s prior accounting practices applied on a consistent basis. To the Sellers’ Knowledge, the Financial Statements represent the financial condition of the Business as of the date thereof and the results of operations for the period then ended. Selling Members agree that, at their own cost, they will reasonably assist the Purchaser as necessary, within reasonable business hours, to assist with any audit of the Financial Statements for the annual periods ending December 31, 2004 through 2006, for a period of seventy five (75) days after the Closing Date.

3.03

Absence of Certain Changes or Events. Except as set forth on Schedule 3.03, since December 31, 2006, to the Sellers’ Knowledge, the Business has operated only in the ordinary course of business consistent with past practices and there has not been:

(a)

any event, condition or occurrence which has had or could reasonably be expected to have a material adverse effect on the assets or financial condition of the Business taken as a whole (“Material Adverse Effect”);

(b)

any incurrence, assumption or guarantee by the Business of any third party indebtedness from any Person for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

	(c)	any creation of any Lien, excluding Permitted Liens, against the assets of the Company, excluding the Excluded Assets, other than in the ordinary course of business consistent with past practices; or

	(d)	any written notice from a customer, or the Knowledge of the Sellers, any indication from a customer, that it intends to terminate an existing business relationship with the Company.

3.04

Government Authorizations. Except as set forth in Schedule 3.04, to the Sellers’ Knowledge, no consent, approval or authorization of, or declaration, filing or registration with, any federal, state, local or other governmental or regulatory authority is required in connection with the execution and delivery by Sellers of this Agreement and the consummation by Sellers of the transactions contemplated hereby.

3.05

Lease and Condition of Real Property. Schedule 3.05 sets forth all real property leased by Company and used in the Business. The leases are valid, binding and enforceable in accordance with their respective terms and, to the Sellers’ Knowledge, there does not exist under any such lease any material default or any event which with notice or lapse of time or both would constitute a material default.

3.06

Sufficiency of Personal Property. Except as set forth on Schedule 3.06 and any Permitted Liens, to the Sellers’ Knowledge, the Business has good and marketable title to all machinery, equipment, furniture, fixtures, tooling, dies, leasehold improvements and all other tangible personal property used by the Business and such property is substantially in good operating condition and repair, subject to ordinary wear and tear. Subject to all Liens reflected on public records, any Permitted Liens and all taxes and assessments which are not yet due and payable, Sellers have good title to the personal property.

3.07	Proprietary Rights.

(a)

The Proprietary Rights include all rights of the Company with respect to all patents, patent applications, tradenames, trademarks, copyrights, copyright applications and logos used solely in the Business.

(b)

Except as set forth on Schedule 3.07(b), no proceedings have been instituted or are pending or, to the Sellers’ Knowledge, threatened which challenge the validity of the ownership or use by Sellers or the Business of the Proprietary Rights.

	(c)	Sellers have no Knowledge of the infringing use of any Proprietary Rights or the infringement of any of such Proprietary Rights by any other person.

3.08	Material Contracts. Schedule 3.08 sets forth a list of all written, oral or other contracts and agreements (collectively, “Contracts”) to which the Business is bound which:

	(a)	have a remaining obligation in excess of Five Thousand Dollars and 00/100 ($5,000.00); or

	(b)	are partnership, joint venture or other similar cooperative arrangements; or

(c)	are union, agency, dealer, sales representative, marketing or a similar agreement that are terminable on more than thirty (30) days notice.

To the Sellers’ Knowledge, all Contracts listed on Schedule 3.08 are valid, existing and enforceable in accordance with their terms and are in full force and effect. Sellers have provided to Purchaser a true and complete copy of all written Contracts with all amendments and modifications thereto. Neither the Business nor, to the Sellers’ Knowledge, any other party to any of the foregoing have violated or breached any material provision of any of the Contracts.

3.09

Compliance with Laws. Except as set forth on Schedule 3.09, to the Knowledge of the Sellers the Company has substantially complied with and is in substantial compliance with all federal, state, local and foreign laws, statutes, regulations and judicial and/or administrative decisions applicable to the Business, except for any non-compliance which does not have, individually or in the aggregate, a Material Adverse Effect.

3.10

Litigation. Except as set forth on Schedule 3.10, to the Sellers’ Knowledge, there is no suit, claim, action, arbitration, proceeding or investigation, pending or threatened, against Sellers relating to the Business.

3.11	Employee Benefits.

(a)

Schedule 3.11(a) lists each material “employee benefit plan”, as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which (i) is maintained, administered or contributed to by the Sellers or any of their Affiliates, and (ii) covers any current employee of the Company in his/her capacity as an employee of the Company (collectively, “Sellers Employee Plans”). With respect to each Sellers Employee Plan, Sellers have provided or made available to Purchaser a true and complete copy of such plan document (or a summary description of such Sellers Employee Plan).

(b)

Schedule 3.11(b) lists each material employment, severance or similar contract, arrangement or policy, and each material plan or arrangement providing for severance, insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, pension or retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits that (i) is not a Sellers Employee Plan, (ii) is entered into, maintained or contributed to by Sellers or any of its Affiliates, and (iii) covers any current employee of the Company in his/her capacity as an employee of the Company.

3.12	Environmental Compliance. Except as described on Schedule 3.12:

(a)

no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed and, to the Sellers’ Knowledge, no investigation or review is pending or threatened by any governmental or other entity relating to the Business pursuant to any federal, state or local laws, regulations or orders applicable to the Business relating to the use, generation, treatment, storage, transportation, disposal or release of any hazardous, toxic or radioactive material or substance or waste into the environment (“Environmental Laws”), except for any of the foregoing which does not have, individually or in the aggregate, a Material Adverse Effect; and

(b)

to the Sellers’ Knowledge and except where the failure to do so would not have a Material Adverse Effect, the Business has obtained all material permits, licenses or similar authorizations required under the applicable Environmental Laws.

3.13	Tax Matters. Except as set forth on Schedule 3.13, to their Knowledge, Sellers have:

	(a)	timely filed all Tax returns required to be filed by Sellers with any Taxing Authority to which Sellers have been subject, except where an extension has been obtained; and

	(b)	timely paid in full all amounts due to each Taxing Authority, except for any Tax disputed in good faith.

3.14

Insurance. The Business of the Company is adequately insured for the current activities of the Business under various policies of general liability and other forms of insurance, all of which are in full force and effect in accordance with their terms, no written or oral notice of cancellation has been received, and, to the Sellers’ Knowledge, there is no existing default or event which, with the notice or lapse of time or both, would constitute a default thereunder. All premiums related to such policies have been paid in full when due.

3.15

Brokerage. No broker, finder or agent, other than Aquetong Capital Advisors, has acted directly for Sellers and/or the Business in connection with this Agreement and with the transactions contemplated hereby, and the fees of Aquetong Capital Advisors shall be payable solely by the Selling Members.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLING MEMBERS

Selling Members hereby severally represent and warrant to the Purchaser the following:

4.01	Seller’s Representations. All of the Seller’s representations as stated in Article IV are true and accurate.

4.02

Selling Members. Selling Members are the only membership owners of the Company and currently own one hundred percent (100%) of the issued and outstanding membership interests of the Company on a fully-diluted basis, and the Company has no other classes of securities outstanding or membership owners.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Purchaser hereby represents and warrants to Sellers the following:

5.01	Organization, Good Standing and Authority of Purchaser.

(a)

Purchaser is a corporation duly organized, validly existing and in good standing under the laws of State of New York. Purchaser has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

The execution and delivery by Purchaser and the performance by Purchaser of the transactions contemplated herein have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement and all documents required to be executed and delivered by Purchaser hereunder constitute legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their terms.

5.02

No Conflict. Neither the execution and delivery of this Agreement nor the Purchaser’s performance of the transactions contemplated herein will violate or conflict with any provisions of Purchaser’s Articles of Incorporation or By-Laws, or any law, statute, rule or regulation to which Purchaser may be subject.

5.03	Broker’s or Finder’s Fees. No broker, finder or agent has acted directly or indirectly for Purchaser in connection with this Agreement or with the transactions contemplated by this Agreement.

5.04

Financing. As of the Closing Date, Purchaser shall have sufficient cash, available lines of credit or other sources of immediately available funds to enable it to fulfill its obligations hereunder, including payment of the Purchase Price and any other amounts to be paid by it hereunder.

5.05

Litigation. There is no action, suit, investigation or proceeding pending, or to the knowledge of Purchaser threatened, against Purchaser before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby or which would adversely effect Purchaser’s performance under this Agreement or the consummation of the transactions contemplated hereby.

5.06

Government Authorizations. Except as set forth in Schedule 5.06, to the Purchaser’s knowledge, no consent, approval or authorization of, or declaration, filing or registration with, any federal, state, local or other governmental or regulatory authority is required in connection with the execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby.

ARTICLE VI
COVENANTS

6.01

Accounts. On and after the Closing Date, Sellers shall, within five (5) days after receipt, forward to Purchaser any monies received by Sellers with respect to any goods and/or services delivered and/or performed by the Business after the Closing Date.

6.02

Reasonable Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, Purchaser and Sellers will each use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable laws and regulations, to consummate the transactions contemplated by this Agreement. Sellers and Purchaser each agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate the transactions contemplated by this Agreement.

6.03

Access. On and after the Closing Date, Purchaser will afford promptly to Sellers and its agents reasonable access to the Business’ properties, books, records, employees and auditors to the extent necessary to permit Sellers to determine any matter relating to its rights and obligations hereunder or to determine any matter relating to its rights and obligations with respect to any event occurring or period ending before the Closing Date (including, without limitation, the ability to make copies of books and records, as Sellers deems necessary); provided that any such access by Sellers shall not unreasonably interfere with the conduct of the Business.

6.04	Brand Protection. The Purchaser, the Company and the Selling Members all covenant and agree to preserve and protect the reputation of the “Artisanal”

brand, including the names “Artisanal Cheese” and “Artisanal Premium Cheese” and any derivation thereof, as currently owned or controlled by the Selling Members (collectively, the “Artisanal Brand”), for the highest quality product in a manner consistent with the past practices of the Company and the SM Restaurants. In the event any of the Purchaser, the Company and the Selling Members, does not so preserve and/or protect the Artisanal Brand’s reputation for the highest quality product in a manner consistent with the past practices of the Company and the SM Restaurants, any party hereto may notify such defaulting party in writing thereof, and the defaulting party shall have thirty (30) days to remedy such infraction. Any party hereto may submit any dispute under this section to mandatory binding mediation in accordance with the Model Procedure for Mediation of Business Disputes of the Center for Public Resources. The mediator shall be an independent, third party mediator having at least seven (7) years’ experience in each of the food industry and in mediating disputes and shall not have been or thereafter be employed by any party hereto, or any affiliate, subsidiary or principal of a party. Should any party object to the mediator so chosen, the parties together shall make application to an alternative dispute resolution establishment which will randomly pick an independent, third party mediator having at least seven (7) years’ experience in mediating disputes and shall not have been or thereafter be employed by any party hereto or any affiliate, subsidiary or principal of any party. The parties will use all reasonable efforts to select a mediator within fifteen (15) days from notice of any party electing to mediate a dispute, and to conclude the mediation process within forty-five (45) days from appointment of the mediator. The only issue(s) to be determined by the mediator will be issues under this Section 6.04 with respect to preserving and/or protecting the Artisanal Brand’s reputation for the highest quality product in a manner consistent with the past practices of the Company and the SM Restaurants. The mediator’s judgment may be enforceable by and entered by any court having jurisdiction thereof. The costs of mediation shall be shared equally by the Company and the Selling Members.

6.05	Taxes.

(a)

Selling Members shall (i) timely file on or after the Closing Date, all Tax returns required to be filed by it for periods prior to the Closing Date, and (ii) timely pay all Taxes due by it for periods prior to the Closing Date.

(b)

Purchaser shall pay all transfer, documentary, sales, use, stamp, registration and other such taxes or fees incurred arising out of the transfer of the Memberships Interests or otherwise by virtue of the consummation of the transactions contemplated in this Agreement.

ARTICLE VII
INDEMNIFICATION

7.01

Sellers’ Indemnification. Sellers agree to indemnify, defend and hold Purchaser, its directors, officers, employees, subsidiaries and affiliates, and the successors and assigns of any of the foregoing (“Purchaser’s Indemnitees”), harmless from and against any and all claims, liabilities, obligations, demands, damages, losses, costs, expenses (including reasonable attorney’s fees), fines, penalties, judgments and amounts paid in settlement imposed on, asserted against or incurred by Purchaser’s Indemnitees and which arise out of, in connection with, result from or are incident to any of the following (collectively, “Purchaser’s Losses”):

(a)

misrepresentations or breaches of any representation or warranty (but only to the extent Purchaser has fully complied with its obligations set forth in Section 6.07(b)), covenant, obligation or agreement of Sellers in this Agreement or in any certificate furnished or to be furnished by Sellers under this Agreement; and

	(b)	any liability for Taxes of Sellers;

	(c)	any claim, action, suit or demand for any legal, administrative or other proceeding identified on Schedule 3.10; and

(d)

all claims, demands, damages, costs, expenses, losses, liabilities, penalties, fines, suits and proceedings (including attorney’s fees) arising or resulting from (i) the violation of or the enforcement by any federal, state or local governmental entity or any third party of any Environmental Laws or the remediation of hazardous materials (as defined in the Environmental Laws) resulting from the operation of the Business; (ii) any liability relating to the Business claimed to arise under any Environmental Law, as now or hereafter enacted, reauthorized or amended, arising (A) out of facts or circumstances occurring prior to the Closing Date, or (B) out of or resulting from the operation of the Business prior to the Closing Date; or (iii) conditions caused, events occurring or activities at the Leased Space or with respect to the Business prior to the Closing Date which result in any emission, disposal, deposit, contamination, release or discharge of hazardous materials or regulated substances (whether on or off of the Lease Space) covered or regulated by applicable environmental laws.

7.02

Purchaser’s Indemnification. Purchaser agrees to indemnify, defend and hold Sellers, its directors, officers, employees, subsidiaries, affiliates and the successors and assigns, of any of the foregoing (“Sellers’ Indemnitees”) harmless from and against any and all claims, liabilities, obligations, demands, damages, losses, costs, expenses (including reasonable attorney’s fees), fines, penalties, judgments and amounts paid in settlement, imposed on, asserted against or incurred by Sellers’ Indemnitees and which arise out of, in connection with, result from or are incident to any of the following:

(a)

misrepresentations or breaches of any representation or warranty, covenant, obligation or agreement of Purchaser in this Agreement or in any certificate furnished or to be furnished by Purchaser under this Agreement; and

	(b)	any liabilities and/or obligations of the Business, provided the events or circumstances giving rise to any such liability and/or obligation occurred after the Closing Date.

7.03

Claim for Indemnification. Any party seeking indemnification under the provisions of this Agreement, within ninety (90) days after the time it discovers that it has a claim against another party (a “Personal Claim”) or promptly upon receipt of written notice of any claim or the service of a summons or other initial legal process upon it in any action instituted against it for which indemnification is provided under this Agreement (a “Third-Party Claim”), shall give written notice of such claim, or the commencement of such action, to the party from whom indemnification will be sought hereunder.

(a)

Third Party Claim. In the event of a Third-Party Claim, the party seeking indemnification (“Tendering Party”) shall tender the defense of such Third Party Claim to the party from whom indemnification is sought (“Non-Tendering Party”). The Non-Tendering Party shall, within ten (10) days after the receipt thereof, inform the Tendering Party in writing that the Non-Tendering Party will either:

(i)

Accept the Tender of the Defense Without a Reservation of Rights. If the Non-Tendering Party agrees that the Third Party Claim is a claim for which indemnification is provided for pursuant to the terms of this Agreement (“Proper Claim”), the Non-Tendering Party shall accept the tender of the defense without a reservation of rights. In such an event the Non-Tendering Party shall control all aspects of the defense of such Third Party Claim and shall indemnify the Tendering Party in accordance with this Article VII.

(ii)

Accept the Tender of the Defense With a Reservation of Rights. If the Non-Tendering Party questions whether the Third Party Claim is a Proper Claim, the Non-Tendering Party may accept the tender of the defense with a reservation of rights. In such an event, the Non-Tendering Party shall submit such Third Party Claim to arbitration immediately in order to determine whether it is a Proper Claim. While the arbitration is pending, the Non-Tendering Party shall control all aspects of the defense of such Third Party Claim. If the decision of the arbitrator(s) is that it is:

(A)

a Proper Claim, and the Third Party Claim is still pending, the Non-Tendering Party shall continue the defense of such Third Party Claim and shall defend, indemnify and hold the Tendering Party harmless in accordance with this Article VII;

	(B)	a Proper Claim, but the Third Party Claim has already been concluded, the Non-Tendering Party shall indemnify and hold the Tendering Party harmless in accordance with this Article VII;

(C)

a claim for which indemnification is not provided for pursuant to the terms of this Agreement (“Improper Claim”), and the Third Party Claim is still pending, the Non-Tendering Party shall return all aspects of the defense of such Third Party Claim immediately to the Tendering Party. In such an event, the Tendering Party shall assume the control of all aspects of the defense of such Third Party Claim immediately and shall reimburse the Non-Tendering Party for all costs and Expenses (including, but not limited to, reasonable attorneys fees) incurred by the Non-Tendering Party in the defense of such Third Party Claim; or

(D)

an Improper Claim, but the Third Party Claim has already been concluded, the Tendering Party shall reimburse the Non-Tendering Party for all costs and expenses (including, but not limited to reasonable attorneys fees) incurred by the Non-Tendering Party in the defense of such Third Party Claim and shall reimburse the Non-Tendering Party for all amounts paid by the Non-Tendering Party for judgments or settlements relating to such Third Party Claim.

(iii)

Reject the Tender of the Defense. If the Non-Tendering Party decides that the Third Party Claim is an Improper Claim, the Non-Tendering Party shall reject the tender of the defense. In such an event, the Non-Tendering Party shall submit such Third Party Claim to arbitration immediately in order determine whether it is a Proper Claim. While the arbitration is pending, the Tendering Party shall control all aspects of the defense of such Third Party Claim. If the decision of the arbitrator(s) is that it is:

(A)

a Proper Claim, and the Third Party Claim is still pending, the Tendering Party shall transfer the control of all aspects of the defense of such Third Party Claim to the Non-Tendering Party. The Non-Tendering Party shall assume the defense of such Third Party Claim immediately and shall reimburse the Tendering Party for all costs and expenses (including, but not limited to, reasonable attorneys fees) incurred by the Tendering Party in the defense of such Third Party Claim and shall defend, indemnify and hold the Tendering Party harmless in accordance with this Article VII;

		(B)	a Proper Claim, but the Third Party Claim has already been concluded, the Non-Tendering Party shall indemnify and hold the Tendering Party harmless in accordance with this Article VII;

		(C)	an Improper Claim, and the Third Party Claim is still pending, the Tendering Party shall continue to control all aspects of the defense of such Third Party Claim; or

		(D)	an Improper Claim, but the Third Party Claim has already been concluded, the Tendering Party shall bear all losses incurred by the Tendering Party relating to such Third Party Claim.

(b)

Personal Claim. In the event of a Personal Claim, the party from whom indemnification is sought (“Indemnifying Party”) shall, within thirty (30) days after the receipt of the claim for indemnification, send written notice to the party seeking indemnification (“Indemnified Party”) indicating whether the claim is disputed. If the claim is disputed, the Indemnifying Party shall submit the matter to arbitration in order to determine if it is a Proper Claim and, if it is a Proper Claim, to determine the amount of such claim. To the extent that the arbitrator(s) rules that a Personal Claim is a Proper Claim and/or to the extent that a Personal Claim is not disputed, the Indemnifying Party shall promptly indemnify the Indemnified Party in accordance with Article VII.

7.04

Arbitration Procedure. Any arbitration conducted pursuant to this Article VII shall be settled by a single arbitrator in accordance with the rules or regulations of the American Arbitration Association (the “AAA”) relating to commercial disputes, and any judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Any arbitration shall be conducted in, and under the administration of, the New York City Office of the American Arbitration Association. If a party is required to submit a matter to arbitration pursuant to Section 7.03, and such party fails or refuses to do so within ten (10) days, the other party may submit the matter to arbitration. In any matter which is submitted to arbitration pursuant to this Article VII, the party seeking indemnification shall bear the burden of proof. If the prevailing party is the party seeking indemnification, the prevailing party shall be entitled to receive from the indemnifying party all sums due under this Article VII plus all costs and reasonable attorneys’ fees incurred by the prevailing party relating to the arbitration.

7.05

Limitation on Indemnification. Notwithstanding anything in this Agreement to the contrary and except in the case of any Fraud by the Sellers in connection with any matter giving rise to Purchaser’s Losses for which the Sellers shall indemnify Purchaser’s Indemnitees under Section 7.01, the Sellers’ indemnification liability hereunder shall not exceed Four Hundred Fifty Thousand Dollars ($450,000) per Seller, or Nine Hundred Thousand Dollars ($900,000) in the aggregate for all Sellers; provided, further, that the Sellers will have no liability for indemnification until (A) the Purchaser has used its best efforts to obtain insurance coverage for the Purchaser’s Losses, (B) the amount of the Purchaser’s Losses has been reduced by any insurance payments received by the Purchaser, and (C) the total of the Purchaser’s Losses, after reduction for insurance payments received by the Purchaser, exceeds $30,000 in the aggregate, and the Sellers only shall be liable for Purchaser’s Losses in excess of such amount. The indemnification obligations of Sellers provided for in: (i) Section 7.01(a), unless otherwise encompassed in Sections 7.01(b) through (d), shall expire one (1) year from the Closing Date, and (ii) Sections 7.01(b) through (d), shall upon the expiration of any applicable statue of limitations with respect the claim filed. The indemnification obligations of the Purchaser shall expire one (1) year from the Closing Date.

ARTICLE VIII

(Intentionally Omitted)

ARTICLE IX

(Intentionally Omitted)

ARTICLE X
CLOSING

10.01

Closing. The closing of the purchase and sale of the Purchased Interests pursuant to this Agreement (“Closing”) shall take place simultaneously with the execution and delivery of this Agreement (“Closing Date”), at the offices of Sellers’ Counsel’s Manhattan, New York offices, or at such other place as may be mutually agreed upon by the parties. The Closing shall be effective as of 12:00:01 a.m. on the Closing Date.

10.02	Deliveries of Sellers. Sellers shall deliver to Purchaser at the Closing:

(g)

copies, certified by the Managing Member of the Company, of resolutions of Sellers’ board of directors authorizing the execution, delivery and performance of this Agreement and all other agreements, documents and instruments relating hereto and the consummation of the transactions contemplated in this Agreement, which certification shall recite that such resolutions have not been subsequently amended, modified or rescinded and are in full force and effect;

	(h)	executed Preferred Vendor Agreement;

	(i)	executed Transition Services Agreement;

	(j)	executed Product Development Agreement;

	(k)	executed Brennan Non-Compete Agreement and Numeroff Non-Compete Agreement;

	(l)	executed Consulting Agreement with Terrance Brennan, in the form attached hereto as Exhibit 10.02(e) (the “Consulting Agreement”);

	(m)	executed Trademark License Agreement; and

	(n)	Security Agreement, executed by each Selling Member as holder of a Note.

10.03	Deliveries of Purchaser. Purchaser shall deliver to Sellers at the Closing:

	(a)	the cash amount equal to the Purchase Price in this Agreement;

(b)

copies, certified by the Secretary or Assistant Secretary of Purchaser, of resolutions of Purchasers’ board of directors authorizing the execution, delivery and performance of this Agreement and all other agreements, documents and instruments relating hereto and the consummation of the transactions contemplated in this Agreement, which certification shall recite that such resolutions have not been subsequently amended, modified or rescinded and are in full force and effect;

(c)	executed Notes;

(d)	executed Preferred Vendor Agreement;

(e)	executed Transition Services Agreement;

(f)	executed Product Development Agreement;

(g)	executed Brennan Non-Compete Agreement and Numeroff Non-Compete Agreement;

(h)	executed Consulting Agreement;

(i)	executed Trademark License Agreement;

(j)	sales tax exemption certificates reasonably requested by Sellers, including, but not limited to, New York resale and manufacturing exemption,

(k)	Security Agreement, executed by the Company, and

(l)	Guaranty Agreement, executed by Daniel Dowe.

ARTICLE XI
EXPENSES

             Purchaser and Sellers will bear their own respective expenses, including, without limitation, counsel and accountants’ fees, in connection with the preparation and negotiation of, and transactions contemplated under, this Agreement.

ARTICLE XII
MISCELLANEOUS

12.01

Notices. Any notices, requests, claims, demands, instructions and other communications to be given hereunder to any party shall be in writing and delivered in person, sent by certified mail, postage prepaid, return receipt requested, or by facsimile transmission with a confirmed telephonic transmission answer back, to the following addresses (or at such other address or number as is given in writing by one party to the others pursuant hereto):

If to Sellers:	Artisanal Cheese, LLC

500 West 37th Street, Second Floor New York, New York 10018 Attn: Terrance Brennan Telephone No.: (212)-239-1200 Telecopy No.: (212)-239-1417 Email: tbrennan@artisanalcheese.com

and:	Marvin Numeroff 81 Wooster Street, # 6 New York, New York 10012 Telephone No.: (917) 873-5100 Telecopy No.: (212) 673-3187 Email: snumeroff@artisanalcheese.com

If to Purchaser:	AHF Acquisition Corp 42 Forest Lane Bronxville, New York 10708 Attn: Daniel W. Dowe, Esq. Telephone No.: (914)-441-3591 Telecopy No.: (914) 337-0846 Email: ddowe@ix.netcom.com

12.02	Amendments. This Agreement may be amended only upon the mutual written consent of the parties hereto.

12.03

Duplicates, Originals Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

12.04

Entire Agreement. This Agreement, including the Schedules hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties. There are no representations, warranties, undertakings or agreements between the parties with respect to the subject matter of this Agreement except as set forth herein.

12.05

Non-Assignability. Neither of the parties hereto may assign its rights, interests, obligations or liabilities under this Agreement or delegate its duties without the prior written consent of the other party.

12.06

Public Announcements. Sellers and Purchaser shall consult with each other before issuing any press release or otherwise making any public statement relating to the Closing of the transactions contemplated hereby, and shall not issue any such press release or make any such public statement relating thereto without the consent of the other party (which consent shall not be unreasonably withheld or delayed) except as may be required by law.

12.07	Headings. The headings contained in this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

12.08

Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York. Except as otherwise provided in Article 7, all parties to this Agreement hereby submit to the personal and subject matter jurisdiction and venue of the state and federal courts located in the County of New York, State of New York.

12.09

Severability. In the event any term or provision of this Agreement shall be deemed to be illegal, invalid or unenforceable for any reason, such illegality, invalidity or unenforceability will not affect any other term or provision of this Agreement and the parties shall endeavor to replace the invalid or null and void provision(s) with such which correspond best to the intentions of the parties hereto.

[Intentionally blank, signature page follows]

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date hereinbefore stated.

ARTISANAL CHEESE, LLC

By:

Name:	Terrance Brennan
Title:	Managing Member

AHF ACQUISITION CORP.

By:

Name:	Daniel W. Dowe
Title:	President

TERRANCE BRENNAN

MARVIN NUMEROFF